SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 9)*



                  Duramed Pharmaceuticals, Inc.
________________________________________________________________
                        (Name of Issuer)


                  Common Stock, $.01 Par Value
________________________________________________________________
                 (Title of Class of Securities)


                          266354  10  9
________________________________________________________________
                         (CUSIP Number)


E. Thomas Arington, 7155 East Kemper Road, Cincinnati, Ohio 45249
________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          June 29, 2001
________________________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP NO. 266354  10  9
________________________________________________________________

1) NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)


   E. Thomas Arington
________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)                                     (a) [ ]
                                                          (b) [ ]
________________________________________________________________
3) SEC USE ONLY

________________________________________________________________
4) SOURCE OF FUNDS

   not applicable
________________________________________________________________

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
   TO ITEMS 2(d) OR 2(e) [ ]

________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   United States Citizen
________________________________________________________________

 _______________________________________________________________
|                    |                                          |
| NUMBER OF SHARES   |  7) Sole Voting Power        1,643,602   |
| BENEFICIALLY OWNED |__________________________________________|
| BY EACH REPORTING  |  8) Shared Voting Power        119,025   |
| PERSON WITH        |__________________________________________|
|                    |  9) Sole Dispositive Power   1,643,602   |
|                    |__________________________________________|
|                    | 10) Shared Dispositive Power   119,025   |
|_______________________________________________________________|

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

   1,762,627
________________________________________________________________
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions) [ ]

________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   6.4%
________________________________________________________________

14) TYPE OF REPORTING PERSON (See Instructions)

   IN
________________________________________________________________

Item 1. Security and Issuer

        This statement relates to the common stock, $.01 par value (the "Common Stock"), of Duramed Pharmaceuticals, Inc. ("Duramed"). The address of Duramed's principal executive offices is 7155 East Kemper Road, Cincinnati, Ohio 45249.


Item 2. Identity and Background

        This statement is filed by E. Thomas Arington, whose business address is 7155 East Kemper Road, Cincinnati,
Ohio 45249. Mr. Arington is the Chairman of the Board, President and Chief Executive Officer of Duramed, a manufacturer of prescription drug products. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Arington is a citizen of the United States of America.


Item 3. Sources and Amount of Funds or Other Consideration

        Not applicable.


Item 4. Purpose of Transaction

        On June 29, 2001, Barr Laboratories, Inc., a Delaware corporation ("Barr"), Beta Merger Sub I, a Delaware corporation and a wholly owned subsidiary of Barr ("Merger Sub") and Duramed entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub will merge (the "Merger") with and into Duramed, as a result of which Duramed will become a wholly owned subsidiary of Barr. In the Merger, each outstanding share of Duramed Common Stock will be converted into the right to receive .2562 share of Barr common stock plus cash in lieu of any fractional share. Subsequent to the Merger, the Duramed Common Stock will be delisted from the Nasdaq National Market and deregistered under the Securities Exchange Act of 1934.

        In connection with the Merger Agreement, Mr. Arington, other directors and officers of Duramed and a major stockholder of Duramed entered into a voting agreement with Barr (the "Voting Agreement") and a letter agreement (the "Affiliate Letter"), each dated as of June 29, 2001. See Item 6 for descriptions of the principal terms of the Voting Agreement and the Affiliate Letter.

Item 5. Interest in Securities of the Issuer

        As of June 30, 2001, Duramed had 26,845,212 shares of Common Stock outstanding. Mr. Arington is the beneficial owner of 1,762,627 shares of Duramed Common Stock representing approximately 6.4% of that Common Stock, as computed in accordance with Rule 13d-3(d)(1). Of these 1,762,627 shares, 830,944 are shares which Mr. Arington has the right to purchase pursuant to outstanding stock options which were currently exercisable on, or would become exercisable within 60 days of, June 30, 2001. See Item 6 below.

        Mr. Arington has sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of 1,643,602 shares beneficially owned by him. He has shared power to vote or direct the vote, and shared power to dispose or direct the disposition, of 119,025 shares beneficially owned by him.

        Other than gifts of an aggregate of 7,700 shares of Duramed Common Stock on May 30, 2001, Mr. Arington has had no transactions in Duramed Common Stock since May 1, 2001.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        In connection with the Merger Agreement Mr. Arington entered into the Voting Agreement agreeing, among other things:

        - to vote in favor of the Merger and the transactions contemplated by the Merger Agreement and granting to Barr an irrevocable proxy to vote any shares of Duramed Common Stock held by him in favor of the Merger and the transactions contemplated by the Merger Agreement; and

        - not to (A) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of his shares of Duramed Common Stock, or any interest therein, (B) grant any proxies or powers of attorney, deposit any shares into a voting trust or enter into a voting agreement with respect to any shares of Duramed Common Stock, (C) enter into any agreement or arrangement providing for any of the actions described in clause (A) or (B) above, or (D) take any action that would reasonably be expected to have the effect of preventing or disabling him from performing his obligations under the Voting Agreement, unless transferees agree to be bound by the terms of that Agreement.

        Mr. Arington also executed the Affiliate Letter pursuant to which he agreed, among other things and with limited exceptions, not to:

        - sell, assign or transfer any shares of Barr common stock he receives pursuant to the Merger in violation of the Securities Act of 1933 and the rules and regulations thereunder;

        - sell, transfer or otherwise dispose of any shares of Duramed Common Stock within 30 days prior to the effective time of the Merger;

        - sell, transfer or otherwise dispose of any shares of Barr common stock received by him pursuant to the Merger until after such time as results covering at least 30 days of the post-Merger combined operations of Duramed and Barr have been published by Barr, except as would not otherwise reasonably be expected to adversely affect the qualification of the Merger as a pooling of interests.

        In addition to stock options for 830,944 shares of Duramed Common Stock which were exercisable on, or would become exercisable within 60 days of, June 30, 2001, at June 30, 2001 Mr. Arington held options to purchase 538,428 additional shares of Duramed Common Stock. All of Mr. Arington's options will become exercisable immediately prior to the Merger and, to the extent not exercised, will be assumed by Barr (with appropriate adjustments in exercise prices and numbers of shares covered) and become options to purchase shares of Barr common stock.

        There are no contracts, arrangements, understandings or relationships existing between Mr. Arington and any party other than as described above relating to his shares of Duramed Common
Stock.

   The information provided in Exhibits (c) and (d) is incorporated by reference into this Item 6.


Item 7. Material to be Filed as Exhibits

        (a)  Power of Attorney (filed as an Exhibit to
             Mr. Arington's original Schedule 13D and incorporated herein by reference).

        (b) Agreement and Plan of Merger dated as of June 29, 2001 among Barr Laboratories, Inc., Beta Merger Sub I and Duramed Pharmaceuticals, Inc. (filed as an Exhibit to and incorporated by reference from Form S-4 Registration Statement No. 333-66986 of Barr Laboratories, Inc.).

        (c)  Company Stockholders Voting Agreement dated as of
             June 29, 2001 (filed as an Exhibit to and incorporated by reference from Form S-4 Registration
             Statement No. 333-66986 of Barr Laboratories, Inc.).


        (d)  Affiliate Agreement dated as of June 29, 2001
             (filed as an Exhibit to and incorporated by reference from Schedule 13D (Amendment No. 5) of
             Solvay Pharmaceuticals, Inc., filed July 11, 2001).


Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       /s/ E. Thomas Arington*
                                       _______________________
                                       E. Thomas Arington


Date:  As of the 13th day of September, 2001.

*  Pursuant to Power of Attorney



/s/ Timothy E. Hoberg
_______________________________
Timothy E. Hoberg
Attorney-in-Fact